SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

     ONE HUNDRED FIFTY THIRD
STOCKHOLDERS GENERAL MEETING
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

NIRE. 53300000859

On the 25th of September, 2008, at 10 a.m., at the home office of the company, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Sala 203 of the Edifício Centro Empresarial VARIG – Brasília – DF, present the holders of common shares, in sufficient number for the settlement of the Meeting, as per page 55 of the Book of Presence nº 4, the One Hundred Fifty Third General Meeting of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, open capital company, registered in the Registration of Corporate Taxpayers – CNPJ of the Ministry of Finance under the nº 00001180/0001-26 took place. The Chief Financial and Investor Relations Officer, Mr. ASTROGILDO FRAGUGLIA QUENTAL, undertook the head of the works, as per Article 42 of company By-Laws, in substitution of the Chief Executive Officer, Mr. JOSÉ ANTONIO MUNIZ LOPES, who declared the meeting open, and indicated me, AFRÂNIO ALENCAR MATOS Fº, to act as a secretary to the works, which was duly approved by all participant members. The presence of the General Auditor, Mr. EDGARD TROMPCZYNSKI SCHIMMELPFENG was registered, as those of the lawyer Mr. CLEBER MARQUES REIS – Head of the Division of the Legal Department in Brasília; Mr. JAIR ANTONIO ESTEVES DA SILVA – Head of the Division of Management of Shareholders’ rights and Mr. ARLINDO SOARES CASTANHEIRA – Head of the Division of Management of the Relationship with the Investor. Following, he invited the representative of the Government to take a seat to make up the table members; Mr. JORGE RODRIGO ARAUJO MESSIAS, accredited by the Portaria/PGFN nº 603, as of August 11th, 2008, published on Diário Oficial da União - D.O.U. as of August 13th, 2008; Mr. GEORGE WASHINGTON TENÓRIO MARCELINO, representative of the funds: a) Citibank – Vanguard Emerging Markets Stock Index Fund; The Master Trust Bank of Japan, Ltd. RE: MTBC 400035147; SEI Institutional International Trust – Emerging markets Equity Fund; SEI Investments Canada Company Emerging Markets Equity Fund; Schwab Fundamental Emerging Markets Index Fund; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds; The Genesis Emerging Markets Investment Company (SICAV); Virginia Retirement System; Vanguard FTSE All-World EX-US Index Fund, A Series of Vanguard International Equity Index Funds; Public Employee Retirement System of Idaho; Panagora Group Trust; CIBC Emerging Economies Fund; Fundo Latino Americano CIBC; The Pension Reserves Investment Management Board; Imperial Emerging Economies Pool; Central States Southeast and Southwest Areas Pension Fund; The TBC Private Trust; CIBC Emerging Markets Index Fund; Ontario Power Generations Inc. Pension Plan; Renaissance Global Value Fund; Renaissance Canadian Core Value Fund; The Texas Education Agency; The California Endowment; County Employees Annuity and Benefit Fund of Cook County; Omers Administration Corporation; State Street Emerging Markets; Russell Investment Company Emerging Markets Fund; USAA Emerging Markets Fund; Brazil MSCI Emerging Markets Index Common Trust Fund; IBM Savings Plan; American Airlines, Inc. Master Fixed Benefit Trust; State of Connecticut Retirement Plans and Trust Funds; The Monetary Authority of Singapore; State Street Bank and Trust Company Investment Funds For Tax Exempt Retirement Plans; Genesis Emerging Markets Ltd Partnership; Genesis Emerging Markets Business Trust; Russell Investment Company Public Limited Company; Teacher Retirement System of Texas; John Hancock Trust International Equity Index Trust B; John Hancock Trust International Equity Index Trust A; Caisse de Depot et Placement du Quebec; John Hancock Funds II International Equity Index Fund; The California State Teachers Retirement System; Emerging Markets Equity Trust 3; The Public School Retirement System of Missouri; The Public Education Employee Retirement System of Missouri; Nuveen Investments, Inc.; Geut Emerging Equity Passive 1; The State Teachers Retirement System of Ohio; Ohio Police And Fire Pension Fund; Wells Fargo Master Trust Diversified Stock Portfolio; ING International Value Choice Fund; SCRI Robeco Institutioneel Emerging Markets Quant Fonds; Stichting MN Services Aandelenfonds Emerging Markets; Eaton Vance Collective

Investment Trus for Employee Benefit Plans - Emerging Markets Equity Fund; Eaton Vance Tax - Managed Emerging Markets Fund; Eaton Vance Structured Emerging Markets Fund; College Retirement Equities Fund; Emerging Markets Equity Managers: Portfolio 1 Offshore Master L.P.; Wilmington Multi-Manager International Fund; Emerging Markets Social Core Portfolio of DFA Investment Dimensions Group Inc.; Abu Dhabi Retirement Pensions and Benefits Fund; University Of Washington; Caterpillar Investment Trust; The Board of Administration City Employees Retirement System Los Angeles, California; NTGI - Qm Common Daily All Country World Ex-Us Equity Index Fund – Lending; NTGI - Quantitative Management Collective Funds Trust; Stichting Bedrijfstakpensioenfonds Voor de Metalektro; Ishares MSCI Brazil (Free) Index Fund; Barclays Global Investors, N.A.; Emerging Markets Sudan Free Equity Index Fund; State of California Public Employees Retirement System; Northern Trust Luxembourg Manageme Company SA On Behalf of Univest; State of Califórnia Public Employees Retirement System; Causeway Emerging Markets Fund; Ohio School Employees Retirement System;TCW Américas Development Association, L.P, The Monetary Authority of Singapore; b) HSBC - Norges Bank, Franklin Templeton Funds, Templeton Emerging Markets Fund (Australia), Vanguard Investment Series, PLC, JPMorgan International Equity Index Fund e Vanguard Total International Stock Index Fund, a Series of Vanguard Star Funds; c) Votorantim Asset Management DTVM Ltda. – Fundo de Investimento Votorantim Sustentabilidade em Ações, Fundo de Investimento Votorantim em Açoes-Cart Livre e Fundo de Investimento Votorantim Vintage Renda Fixa – Crédito Privado; Mr. ANDRÉ CARVALHO TEIXEIRA, representative of BNDES Participações S.A. – BNDESPAR and Mr. ORLANDO MAURO PAULETTI, representative of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. After the Board Table being constituted, Mr. President declared that the 153rd General Meeting was settled, announced that the meeting was regularly called and that the announcements commanded by the Article 133 of the Law nº 6404/76 were published in the press, and the Announcement of Meeting published in the Diário Oficial da União and in the newspapers Correio Braziliense, O Globo, O Estado de São Paulo, Gazeta Mercantil, Valor Econômico, Jornal do Commércio, Folha de São Paulo e Jornal do Brasil, as of September 10, 11 and 12, 2008, announcements with such a meaning: MINISTRY OF MINES AND ENERGY – CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (Open Capital Company). CNPJ. nº 00001180/0001-26. ANNOUNCING OF MEETING. 153rd General Meeting. We hereby inform that the Shareholders of Eletrobrás, assembled today, at an Stockholders General Meeting, decided on the following matters: 1 – Postponed the alteration of 1st §, addition of 2nd § and 3rd § with the consequent renumbering of paragraphs 4th, 5th, 6th and 7th, respectively, of the article 3rd of Eletrobrás By-Law to a future Stockholders meeting to be scheduled; 2 - Increase of the social capital, with alteration of Art. 6th of Eletrobrás By-Law: 2. 1 -homologation of the increase of capital decided at the 151st Extraordinary Assembly held on April 30, 2008, in relation to the 4th conversion of credits of Compulsory Loan paying on the social capital the amount of R$61,337,176.99; 2.2 - capitalization of the excess of the revenue reserve in the amount of R$1,859,401,181.87, changing the Eletrobrás social capital from R$24,235,828,852.78 to R$26,156,211.64, resulting in the alteration of the article 6th , which will have the following terms: “Art. 6th – The social capital is R$26,156,567,211.64 (twenty-six billion, a hundred and fiftysix million, five hundred and sixty-seven thousand, two hundred and eleven reais and sixty four cents), divided in 905,023,527 common shares, 146,920 preferred shares Class “A” and 227,186,643 preferred shares class “B”, all of them without nominal value”; 3 - Include in Article 41, Chapter 9 of the Eletrobrás By-Law, the Second, the Third and the Fourth Paragraphs, the following terms: Second Paragraph: The deliberations from the Assembly shall be undertaken by the majority of votes, being the vote of each shareholder representative proportional to its shareholding portfolio within the company capital; Third Paragraph: The statement of vote can be registered, if this is the will of the shareholder representative; Fourth Paragraph: The waiver of vote, when it occurs, must be stated in the minutes of the meeting, and in the document of the disclosure of the Assembly. The funds represented by Mr. GEORGE WASHINGTON TENÓRIO MARCELINO, as votes registered in the Meeting, approved the item 1 by majority and 2 and 3 by unanimity. Mr. ANDRÉ CARVALHO TEIXEIRA, representative of BNDES Participações S.A. – BNDESPAR, followed the Government’s votes in items 2 and 3. Mr. ORLANDO MAURO PAULETTI, representative of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, abstained from voting in the item 1, letting it be known that the company had not made available in due time the information for analysis and deliberation referring to inclusion of paragraphs 2nd and 3rd. The votes registered shall remain filed in corresponding folder. Nothing left to be dealt with, the President closed the works of the One Hundred Fifty Third Stockholders General Meeting of which me, Afrânio de Alencar Matos Fº, Secretary, ordered entered this Minute, read and found fitting, is duly signed.

Brasília, September 25th, 2008.

ASTROGILDO FRAGUGLIA QUENTAL	JORGE RODRIGO ARAUJO MESSIAS
Presidente	Representative of the Government

ANDRÉ CARVALHO TEIXEIRA	ORLANDO MAURO PAULETTI
Representative of BNDES Participações S.A – BNDESPAR	Representative of Caixa de Previdência dos
Funcionários do Banco do Brasil – PREVI

Continued from the Minute of 153rd Stockholders General Meeting of Eletrobrás

GEORGE WASHINGTON TENÓRIO MARCELINO
Representative of funds: a) Citibank – Vanguard Emerging Markets Stock Index Fund; The Master Trust Bank of Japan, Ltd. RE: MTBC 400035147; SEI Institutional International Trust – Emerging markets Equity Fund; SEI Investments Canada Company Emerging Markets Equity Fund; Schwab Fundamental Emerging Markets Index Fund; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds; The Genesis Emerging Markets Investment Company (SICAV); Virginia Retirement System; Vanguard FTSE All-World EX-US Index Fund, A Series of Vanguard International Equity Index Funds; Public Employee Retirement System of Idaho; Panagora Group Trust; CIBC Emerging Economies Fund; Fundo Latino Americano CIBC; The Pension Reserves Investment Management Board; Imperial Emerging Economies Pool; Central States Southeast and Southwest Areas Pension Fund; The TBC Private Trust; CIBC Emerging Markets Index Fund; Ontario Power Generations Inc. Pension Plan; Renaissance Global Value Fund; Renaissance Canadian Core Value Fund; The Texas Education Agency; The California Endowment; County Employees Annuity and Benefit Fund of Cook County; Omers Administration Corporation; State Street Emerging Markets; Russell Investment Company Emerging Markets Fund; USAA Emerging Markets Fund; Brazil MSCI Emerging Markets Index Common Trust Fund; IBM Savings Plan; American Airlines, Inc. Master Fixed Benefit Trust; State of Connecticut Retirement Plans and Trust Funds; The Monetary Authority of Singapore; State Street Bank and Trust Company Investment Funds For Tax Exempt Retirement Plans; Genesis Emerging Markets Ltd Partnership; Genesis Emerging Markets Business Trust; Russell Investment Company Public Limited Company; Teacher Retirement System of Texas; John Hancock Trust International Equity Index Trust B; John Hancock Trust International Equity Index Trust A; Caisse de Depot et Placement du Quebec; John Hancock Funds II International Equity Index Fund; The California State Teachers Retirement System; Emerging Markets Equity Trust 3; The Public School Retirement System of Missouri; The Public Education Employee Retirement System of Missouri; Nuveen Investments, Inc.; Geut Emerging Equity Passive 1; The State Teachers Retirement System of Ohio; Ohio Police And Fire Pension Fund; Wells Fargo Master Trust Diversified Stock Portfolio; ING International Value Choice Fund; SCRI Robeco Institutioneel Emerging Markets Quant Fonds; Stichting MN Services Aandelenfonds Emerging Markets; Eaton Vance Collective Investment Trus for Employee Benefit Plans - Emerging Markets Equity Fund; Eaton Vance Tax - Managed Emerging Markets Fund; Eaton Vance Structured Emerging Markets Fund; College Retirement Equities Fund; Emerging Markets Equity Managers: Portfolio 1 Offshore Master L.P.; Wilmington Multi-Manager International Fund; Emerging Markets Social Core Portfolio of DFA Investment Dimensions Group Inc.; Abu Dhabi Retirement Pensions and Benefits Fund; University Of Washington; Caterpillar Investment Trust; The Board of Administration City Employees Retirement System Los Angeles, California; NTGI - Qm Common Daily All Country World Ex-Us Equity Index Fund – Lending;

NTGI - Quantitative Management Collective Funds Trust; Stichting Bedrijfstakpensioenfonds Voor de Metalektro; Ishares MSCI Brazil (Free) Index Fund; Barclays Global Investors, N.A.; Emerging Markets Sudan Free Equity Index Fund; State of California Public Employees Retirement System; Northern Trust Luxembourg Manageme Company SA On Behalf of Univest; State of Califórnia Public Employees Retirement System; Causeway Emerging Markets Fund; Ohio School Employees Retirement System;TCW Américas Development Association, L.P, The Monetary Authority of Singapore; b) HSBC – Norges Bank, Franklin Templeton Funds, Templeton Emerging Markets Fund (Australia), Vanguard Investment Series, PLC, JPMorgan International Equity Index Fund e Vanguard Total International Stock Index Fund, a Series of Vanguard Star Funds; c) Votorantim Asset Management DTVM Ltda. - Votorantim Asset Management DTVM Ltda. – Fundo de Investimento Votorantim Sustentabilidade em Ações, Fundo de Investimento Votorantim em Açoes-Cart Livre e Fundo de Investimento Votorantim Vintage Renda Fixa – Crédito Privado.

AFRÂNIO DE ALENCAR MATOS F°
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.